March 19, 2025

Matthew Mills
Chief Executive Officer
Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304

       Re: Med-X, Inc.
           Amendment No. 4 to Offering Statement on Form 1-A
           Filed March 10, 2025
           File No. 024-12516
Dear Matthew Mills:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 21, 2025 letter.

Amendment No. 4 to Offering Statement on Form 1-A
Cover Page

1.     We note your response to prior comment 1, and we reissue the comment in part.
       Please tell us how your disclosure regarding the broker commissions of
4.5%
       reconciles to the 6.5% cash fees from all proceeds specified on Schedule A of your agreement with DealMaker Securities LLC filed as Exhibit 6.10 or revise your disclosure as appropriate.
Summary
Recent Developments, page 7

2. We note your response to prior comment 2, and we reissue in part prior comment 3 in our letter dated January 10, 2025. As previously requested, please provide us with
 March 19, 2025
Page 2

       your legal analysis as to whether your offering made in reliance on Regulation
       Crowdfunding and your separate private placement, each as referenced in your offering statement, may be subject to integration with the offering covered by this offering statement. In your response, please address the "commencement" of this offering, and the impact of any such commencement, on the potential integration of these offerings, notwithstanding your statement that you intend to close your other offerings prior to "launch" of this offering. Refer to Securities Act Rule 152, including specifically Rule 152(c)(3), which refers to "the public filing of a Form 1-A offering statement" as a factor in determining when an offering of securities will be deemed to be commenced.
3. We note your added disclosure that, on February 11, 2025, you filed a Regulation D offering for $2,000,000 that is ongoing. However, it appears from the related Notice of Exempt Offering of Securities on Form D, as amended, that the total offering amount is $2,300,000. Please revise your disclosure accordingly. Signatures, page 69

4. We note that you replaced the "Principal Financial Officer" designation from the capacity in which Ronald J. Tchorzewski signed the offering statement with the
       "Principal Accounting Officer" designation. Please revise the signature page to also identify who is signing the offering statement as your principal financial officer. Refer to Instruction 1 to "Signatures" in Form 1-A.
       Please contact Franklin Wyman at 202-551-3660 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-
3635 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Jesse Blue, Esq.